January 27, 2025

Robert Kraft
Chief Financial Officer
Hillman Solutions Corp.
1280 Kemper Meadow Drive
Cincinnati, Ohio 45240

       Re: Hillman Solutions Corp.
           Form 10-K for the Fiscal Year Ended December 30, 2023
           Filed February 22, 2024
           Response dated January 3, 2025
           File No. 001-39609
Dear Robert Kraft:

       We have reviewed your January 3, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 19, 2024 letter.

Response letter dated January 3, 2025
Form 8-K filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8

1. We note your response to prior comment 3. Although the magnitude of your accounts receivable reserves may vary from period-to-period, it does not appear to us that this would change the underlying nature of the related expense. In this regard, please remove this adjustment from future filings as it appears to represent a normal, recurring expense to operate your business. Refer to Question 100.01 of the Division
       of Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
       Financial Measures.
 January 27, 2025
Page 2

Form 10-K for the Fiscal Year Ended December 30, 2023
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 28

2.     We note your response to prior comment 1 and understand that Adjusted
EBITDA
       excludes $14.4 million of litigation expenses, incurred in 2022, consisting of amounts paid to outside legal counsel and other vendors in connection with your defense in the litigation with Hy-Ko. As these litigation expenses appear to represent normal, recurring cash operating expenses necessary to operate your business, please remove this component of your non-GAAP adjustment from future filings. Refer to Question
       100.01 of the Division of Corporation Finance   s Compliance &
Disclosure
       Interpretations on Non-GAAP Financial Measures.
       Please contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing